EXHIBIT 99.1

News Release

Kamada Reports 2016 First Quarter Financial Results

Introduces 2016 Revenue Guidance
Conference call begins at 8:30 a.m. Eastern time today

NESS ZIONA, Israel (May 9, 2016) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces financial results for the three months ended March 31, 2016.

Financial highlights of the 2016 first quarter included:
•	Total revenues of $14.8 million compared with $8.9 million in the 2015 first quarter
•	Gross profit of $4.8 million compared with $0.4 million in the 2015 first quarter
•	Adjusted net loss of $1.9 million compared with an adjusted net loss of $4.8 million in the 2015 first quarter

Other highlights of the 2016 first quarter and recent weeks included:
•
Reported additional positive interim results from a Phase 1/2 clinical trial of its proprietary alpha-1 antitrypsin (AAT) to treat steroid-refractory Graft Versus Host Disease (GvHD), which is being conducted in collaboration with Baxalta and the Fred Hutchinson Cancer Research Center

•	Submitted a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for its proprietary inhaled AAT therapy as a treatment for AAT deficiency (AATD)
•	Initiated a Phase 2 clinical trial with its proprietary AAT for the prevention of lung transplant rejection, which is also being conducted in collaboration with Baxalta
•	Received two milestone payments as a result of achieving certain regulatory and sales milestones under strategic agreements with Chiesi Farmaceutici S.p.A. and Baxalta

Management Commentary
“Throughout the first quarter we made meaningful progress with strategic initiatives to grow our revenues and advance our clinical programs across a number of orphan indications.  We continued to build our core protein plasma business, led by increases in the number of patients treated with Glassia® in the U.S. through Baxalta.  As a result, we remain confident in our ability to achieve our newly introduced revenue targets for 2016 as well as our 2017 revenue goal of $100 million, which includes approximately 75% growth in the Proprietary Products Segment compared with 2015,” stated Amir London, Chief Executive Officer of Kamada.

“We continue to strengthen our relationship with Baxalta as we collaborate to drive sales growth and expand use of our intravenous AAT to other indications of unmet medical need.  We are pleased with the consistently increasing number of patients treated with Glassia® in the U.S, as recently reflected by achieving a sales milestone, and we expect this growth to continue in the coming years.

“Filing our MAA with the EMA represents an important achievement that advances our goal of commercializing our inhaled AAT therapy for the benefit of patients suffering with AATD in Europe.  Importantly, we believe that enhanced lung function measurements, which are the gold standard for treating pulmonary diseases, along with symptom improvements and the product’s safety profile support a compelling risk/benefit argument. The EMA has agreed to evaluate the totality of the data from our Phase 2/3 study, and we are highly optimistic of a favorable determination.

“The immunomodulatory effects and anti-inflammatory mechanism of action of our intravenous AAT give us confidence to develop our novel IV AAT with a goal to increase survival and enhance patient quality of life in life-threatening diseases such as GvHD and lung transplant rejection.  Preclinical data and interim data from the Phase 1/2 study in GvHD are encouraging.  We look forward to entering into an additional clinical trial in GvHD by the end of this year.  We initiated our Phase 2 lung transplant rejection study and seek to demonstrate proof-of-concept in this indication of great unmet medical need.

“We look forward to achieving a number of important milestones throughout the balance of 2016.  We are projecting solid revenue increases in 2016, which along with continued clinical progress in various programs, the submission of our inhaled AAT MAA in the EU, the planned submission of a BLA for our Anti-Rabies IgG and future positive regulatory determinations in Europe and the U.S., should strengthen our Company and enhance shareholder value,” concluded Mr. London.

First Quarter Financial Results
Total revenues for the first quarter of 2016 of $14.8 million compare with $8.9 million for the first quarter of 2015.  Revenues from the Proprietary Products Segment were $11.1 million compared with $3.3 million in the year-ago quarter when there was a delay in the release of product batches as the Company awaited final validation of a filling process.  Revenues from the Distributed Product Segment declined to $3.7 million from $5.7 million in the first quarter of 2015, largely due to the timing of orders.

Gross profit for the first quarter of 2016 was $4.8 million compared with $0.4 million for the first quarter of 2015.  Gross margin increased to 32% from 4% in the first quarter of 2015 as a result of higher Proprietary Product revenues.

Research and development expenses in the first quarter of 2016 were $4.1 million, an increase from $3.6 million in the first quarter of 2015 as Kamada continued to support various clinical studies including three key clinical trials and the MAA submission for its inhaled AAT therapy with the EMA.

Selling, general and administrative expenses in the first quarter of 2016 of $2.6 million increased modestly from $2.5 million in the first quarter of 2015.

For the first quarter of 2016, the Company reported an operating loss of $2.0 million compared with an operating loss of $5.8 million for the first quarter of 2015.  The Company recorded a net loss for the first quarter of 2016 of $2.3 million or $0.06 per share, compared with a net loss for the first quarter of 2015 of $5.3 million or $0.15 per share.  The adjusted net loss for the first quarter of 2016 was $1.9 million compared with an adjusted net loss for the first quarter of 2015 of $4.8 million.

Adjusted EBITDA for the first quarter of 2016 was a loss of $0.8 million compared with a loss for the first quarter of 2015 of $4.4 million.

Balance Sheet Highlights
As of March 31, 2016, Kamada had cash, cash equivalents and short-term investments of $35.5 million, compared with $28.3 million as of December 31, 2015. The Company’s cash position during the first quarter of 2016 benefitted from $6.0 million of delayed revenue from Baxalta that was recognized in the fourth quarter of 2015 but collected in the first quarter of 2016, as well as from $0.6 million of cash from financing activities.  During the first quarter of 2016, the Company generated $7.5 million in cash from operations and used $0.9 million for capital expenditures.

2016 Revenue Guidance
For the year ending December 31, 2016, Kamada expects total revenues to be between $75 million and $80 million, with revenues from its Distributed Product Segment projected to be between $25 million and $27 million and revenues from its Proprietary Products Segment projected to be between $50 million and $53 million.

Conference Call
Kamada management will host an investment community conference call today at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-803-5993 (from within the U.S.) or 706-634-5454 (from outside the U.S.) and entering the conference identification number:  5573974.

A replay of the call will be accessible beginning two hours after its completion through May 15, 2016 by dialing 855-859-2056 (from within the U.S.) or 404-537-3406 (from outside the U.S.) and entering the conference identification number: 5573974. The call will also be archived for 90 days at www.streetevents.com and www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GvHD and to prevent lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA, 212-838-3777 afields@lhai.com